UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    June 2007            File No.    0-30952

Rolling Thunder Exploration Ltd.

(Formerly San Telmo Energy Ltd.)

(Name of Registrant)

Suite 1950, 717 – 7th Ave SW, Calgary, Alberta, Canada T2P 0Z3

(Address of principal executive offices)

1

News Release dated June 21, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

Explanatory Note:

COMPLETION OF ARRANGEMENT

The Court of Queen's Bench of Alberta approved the Plan of Arrangement between Rolling Thunder Exploration Ltd. (the "Registrant") and San Telmo Energy Ltd. effective January 16, 2006. Upon the effectiveness of the arrangement, the Registrant's common shares were deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g-3 thereunder, without the filing of a registration statement therefor. Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to San Telmo Energy Ltd., and reports filed for San Telmo Energy Ltd. under the Exchange Act prior to the arrangement should be regarded as applicable to the Registrant, as successor issuer. In connection with the Plan of Arrangement, the Registrant has changed its name to Rolling Thunder Exploration Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rolling Thunder Exploration Ltd.

(Registrant)

Dated: June 21, 2007	By: /s/ Kamelia L. Wong Kamelia L. Wong, Chief Financial Officer

NEWS RELEASE

ROLLING THUNDER ANNOUNCES VOLUNTARY U.S. DEREGISTRATION

Calgary, Alberta, June 21, 2007 – Rolling Thunder Exploration Ltd. ("Rolling Thunder" or the "Corporation") (TSX-V: ROL.A, ROL.B; OTO: RTHXF) today announced that it is voluntarily filing a Form 15F with the United States Securities and Exchange Commission (the "SEC") to terminate the registration of its class A shares (the "Shares") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The Corporation expects that termination of registration of its Shares will become effective 90 days after the date of filing of the Form 15F with the SEC.  As a result of this filing, Rolling Thunder's obligation to file certain reports with the SEC, including an annual report under Form 20-F and reports on Form 6-K, will immediately be suspended.

As a TSX Venture Exchange listed reporting issuer, the Corporation will continue to meet its continuous disclosure obligations through filings with the applicable Canadian securities regulators.  All of Rolling Thunder's filings can be found at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Rolling Thunder is a Calgary, Alberta based corporation engaged in the exploration, development and production of petroleum and natural gas. The Corporation's class A shares and class B shares are listed on the TSX Venture Exchange under the trading symbols "ROL.A" and "ROL.B", respectively.  To find out more about Rolling Thunder, visit our website at www.rollingthunderexploration.com, or contact:

Peter Bolton

President & Chief Executive Officer

(403) 532-6221

peterb@rollingthunderexploration.com

Kamelia Wong

Chief Financial Officer

(403) 532-6223

kameliaw@rollingthunderexploration.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.